U. S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM 12b-25

                      COMMISSION FILE NUMBER 0-10238

                       NOTIFICATION OF LATE FILING


  (CHECK ONE):
    [ ]Form 10-K   [ ]Form 11-K   [ ]Form 20-F   [X]Form 10-Q   [ ]Form N-SAR

          FOR PERIOD ENDED:   July 31, 1996

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:
                                     ---------------------------

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     ---------------------------------------------------------------------------

                       PART I - REGISTRANT INFORMATION

     Full Name of Registrant   U.S. Energy Systems, Inc.
                               ---------------------------------
     Former name if applicable  U.S. Envirosystems, Inc.
                                --------------------------------

     Address of principal executive office (Street and Number)
     515 North Flagler Drive, Suite 202
     -----------------------------------------------------------
     West Palm Beach, FL  33401
     -----------------------------------------------------------
     City, State and Zip Code

                      PART II - RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]   (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]   (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                                PART III - NARRATIVE

          State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Additional time is required to prepare the Form 10-QSB.

     PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                Seymour J. Beder                (212)          673-2642
          ----------------------------       ----------     -----------------
                 (Name)                      (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, please identify report(s).
                                                                 [X]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SIGNATURE


                                U.S. Energy Systems, Inc.
                   ------------------------------------------------------
                   (Name of registrant as specified in charter)

          Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          Date:  September 16, 1996           By:  /s/ Seymour J. Beder
                                                ------------------------------
                                                Seymour J. Beder
                                                Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                      ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                GENERAL INSTRUCTION

           1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

           2. ONE SIGNED AND FOUR CONFORMED copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.